Form 6-K

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                        Report of Foreign Issuer

                Pursuant to Rule 13a - 16 or 15d - 16 of
                   the Securities Exchange Act of 1934

                 For the month of ____October__________ 2004
                   (Commission File No.  000-24876)

                             TELUS Corporation

             (Translation of registrant's name into English)

                         21st Floor, 3777 Kingsway
                     Burnaby, British Columbia  V5H 3Z7
                                Canada
                 (Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									  X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									  X
		Yes		_____			No		_____




	         This Form 6-K consists of the following:

                 Quarterly TELUS dividend increased by 33%
------------------------------------------------------------------------------

    News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:
    Quarterly TELUS dividend increased by 33%

    Dividend reinvestment plan amended

    VANCOUVER, Oct. 29 /CNW/ - The Board of Directors of TELUS Corporation has declared a quarterly dividend of twenty cents ($0.20) per share on the outstanding Common Shares and outstanding Non-Voting Shares of TELUS. This represents an increase of 33% from the fifteen cents ($0.15) declared last quarter. The dividend is payable on January 1, 2005 to holders of record at the close of business on December 10, 2004.
    "The decision to increase the dividend is consistent with our longstanding commitment to balance the interests of debt holders and shareholders," stated Darren Entwistle, president and chief executive officer. "TELUS' continued strong revenue, earnings and cash flow growth results reported again this quarter, along with our healthy balance sheet position and our confidence in future growth prospects, enables TELUS to increase the dividend by 33% while expecting continued debt reduction. Today's disclosure of a Board approved target of a dividend payout ratio range of 45 to 55% of future net earnings also provides investors with a useful basis to understand our approach towards future dividend growth."
    Robert McFarlane, executive vice president and chief financial officer noted "this dividend decision was made from a position of financial strength. As a result of consistently strong free cash flow generation, we have achieved 15 months ahead of schedule our long-term de-leveraging targets, specifically net debt to EBITDA of 2.2 times or less and net debt to total capitalization of 45 to 50%. Going forward, we will continue to target improved debt ratings in the BBB+ to A- range. With the dividend increase, TELUS will move into very select territory by being in the top quartile among dividend paying S&P/TSX companies with respect to both dividend yield and payout ratio, as well as having significant organic growth potential as reflected in today's release of our strong third quarter operating and financial results. This represents an attractive and rare combination of investment attributes."
    TELUS is also amending the TELUS dividend reinvestment plan (Plan) terms to provide the choice of open market purchases of TELUS shares, as well as issuing shares from Treasury. Effective January 1, 2005, subject to regulatory approval, the Company will begin open market purchases of shares and there will be no discount (previously 3%) on the purchase price of Plan shares. Robert McFarlane commented, "This change reflects our intent to curtail the issuance of equity and reduce shareholder dilution and puts TELUS in line with the dividend reinvestment plans of our North American telecom peers."

    About TELUS
    TELUS (TSX: T, T.NV; NYSE: TU) is the largest telecommunications company in Western Canada and the second largest in the country, with more than $7 billion of annual revenue, 4.8 million network access lines and 3.7 million wireless subscribers. The company provides subscribers with a full range of telecommunications products and services including data, voice and wireless services across Canada, utilizing next generation Internet-based technologies. TELUS was a premier founding supporter of the successful bid to bring the 2010 Olympic and Paralympic Winter Games to Canada.

    Forward Looking Disclosure statement
 =============================================================================
       This document contains statements about expected future events and financial and operating results of TELUS Corporation (TELUS or the Company) that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
    Factors that could cause actual results to differ materially include but are not limited to: competition; economic fluctuations; financing and debt requirements; tax matters; dividends; share repurchase implementation; human resources (including the outcome of outstanding labour relations issues); technology (including reliance on systems and information technology); regulatory developments; process risks; health and safety; strategic partners; litigation; business continuity events and other risk factors discussed herein and listed from time to time in TELUS' reports, comprehensive public disclosure documents, including the Annual Information Form, and in other filings with securities commissions in Canada (filed on SEDAR at www.sedar.com) and the United States (filed on EDGAR at www.sec.gov).
    For further information, see the Risks and uncertainties section in
TELUS' 2003 annual Management's discussion and analysis, and significant updates in interim reports for the first three quarters of 2004.
    The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
==============================================================================

    /For further information: please contact:

 Media - Nick Culo,
(780) 493-7236, nick.culo(at)telus.com;

 Investors - John Wheeler,
(780) 493-7310, ir(at)telus.com/
    (T. T.NV. TU)

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 29, 2004
				    TELUS Corporation


			 	   /s/ Audrey Ho
				_____________________________
				Name:  Audrey Ho
                                Title: Vice President, Legal Services and
                                       General Counsel and Corporate Secretary